September 26, 2008

VIA EDGAR

Michael McTiernan, Special Counsel
Kristina Aberg, Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Winton Futures Fund, LP (US)(File No. 000-53348) Form 10

Dear Michael and Kristina:

In connection with your letter of August 20, 2008 and the registration statement noted above, Winton Futures Fund, LP (US) (the “Registrant”) acknowledges the following:

1.	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

2.	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Winton Futures Fund LP (US)

By:	Altegris Portfolio Management, Inc. (dba APM Funds)

1202 Bergen Pkwy | Ste 212 | Evergreen CO 80439 | P 888 351 8485 | F 303 674 0437 | info@apmfunds.com | apmfunds.com